July 27, 2023

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Casa Systems, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-273371

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Casa Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to July 31, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact John Mutkoski of Goodwin Procter LLP at (617) 570-1073.

Sincerely,

CASA SYSTEMS, INC.

/s/ Edward Durkin
Edward Durkin
Interim Chief Executive Officer and Chief Financial Officer

cc:	Timothy Rodenberger, General Counsel, Casa Systems, Inc.

John M. Mutkoski, Esq., Goodwin Procter LLP